UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              NDC Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    000628811
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Tommy Hessler
                                3400 Latrobe dr.
                               Charlotte, NC 28226

                                 with a copy to:
                                 Philip S. Chubb
                              Shumaker Loop & Kendrick
                         128 South Tryon St, Suite 1800
                        Charlotte, North Carolina 28202
                                 (704) 375-0057

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               May 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Exhibit index is located at page 5 herein.

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Tommy Hessler
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds: BK, PF
--------------------------------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                             [ ]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Sweden
--------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:        575,960
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          575,960
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power: 0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          575,960
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 16.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the shares of common stock, $0.01 par value per share (the "Shares") of NDC Automation, Inc. a Delaware corporation("NDCA"). The principal executive offices of NDCA are located at 3400 Latrobe Drive, Charlotte, North Carolina 28211.

Item 2.  Identity and Background.
         ------------------------

         (a) This Schedule 13D is filed by Tommy Hessler the "Reporting
Person").

         (b)

         The Reporting person's principal address is 3400 Latrobe Dr., Charlotte, NC 28211

         (c) Tommy Hessler is the executive VP for NDC Automation, Inc located at 3400 Latrobe Dr, Charlotte, NC 28212.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Hessler who is a Swedish citizen who has United States work permit.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The transaction is governed by an escrow agreement dated May 1, 2001 and accepted on May 22, 2001, and a purchase agreement dated May 22, 2001 and delivered May 30, 2001 between the following parties:

Sellers:
--------
Netzler & Dahlgren Co. AB
Anders Dahlgren
Jan Jutander
Arne Nilsson

Buyers:
-------
Tommy Hessler
Claude Imbleau
Rose Lynn Imbleau
Austin Imbleau
Spencer Imbleau
Trust account FBO Claude Imbleau at Legg Mason
Trust account FBO Rose Lynn Imbleau at Legg Mason

Mr. Hessler will purchase:

275,000 shares from Netzler & Dahlgren Co ab at $0.15 a share and 100,320 shares from Jan Jutander at $0.10 a share and 100,320 shares from Anders Dahlgren at $0.10 a share and 100,320 shares from Arne Nillson at $0.10 a share for anaggregate total of 575,960 shares or 16.1% of outstanding shares totaling an investment of $71,346.00

Tommy Hessler has borrowed $50,000 from South Trust Bank of Charlotte, North Carolina under a line of credit to fund a portion of the purchase price paid by him for a purchase of the Shares as reported herein. The interest rate to be applied to the unpaid Principal balance of this Note will be at a rate of Prime plus 1.5 percentage points. The loan is to be repaid in 60 monthly payments per SouthTrust standard terms. The purchased Shares have been pledged as security for the loan. In addition Mr. Claude Imbleau has guaranteed the repurchase of the shares should Mr. Hessler default on the loan. The balance of the purchase price paid by Tommy Hessler was funded from his personal savings.


4.  Purpose of Transaction.
    -----------------------
The Reporting Person is purchasing the Shares for personal investment. The Reporting Person may, at any time and from time to time, purchase additional common shares of NDCA and may dispose of any and all common shares of NDCA held by him. Notwithstanding the foregoing, the Reporting Person have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The aggregate number of Shares that the reporting person owns beneficially, pursuant to Rule 13d-3 of the Act, is 575,960, which constitutes approximately 16.1% of the outstanding Shares, based on 3,586,451 Shares outstanding, as reported by the Issuer in its quarterly report Form 10QSB dated February 28, 2001.

         (b) The reporting person has sole voting and dispositive power with respect to the 575,960 Shares that are subject of this report.

         (c) The Shares to which this report relates were purchased by the Reporting Person on June 4, 2001 under the terms described in response to Item 3 hereof and pursuant to the further terms and conditions set forth in the Purchase Agreement and Escrow Agreement filed as exhibits hereto. There have been no other transactions in Shares of NDCA by the Reporting Person within the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares reported or beneficially owned by the Reporting Person.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent(5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------
         Exhibit 1  Escrow Agreement dated May 22,2001

         Exhibit 2  Purchase Agreement dated May 22, 2001

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 4, 2001


By:   /s/ Tommy Hessler
   -----------------------
Name:    Tommy Hessler

EXHIBIT "A"

                                ESCROW AGREEMENT


                                   May 1, 2001


Shumaker, Loop & Kendrick, LLP
128 South Tryon Street
Suite 1800
Charlotte, NC 28202

Attn:  Philip S. Chubb, Esq.

Ladies and Gentlemen:

You have agreed to act as the escrow agent (the "Escrow Agent") in connection with the transactions contemplated by and pursuant to the provisions of that certain Stock Purchase Agreement dated as of May 22, 2001 (the "Purchase Agreement"), by and among Anders Netzler & Dahlgren Co., AB, a Swedish corporation ("N&D"), Anders Dahlgren ("Dahlgren"), Jan Jutander ("Jutander"), Arne Nillson ("Nillson") (N&D, Dahlgren, Jutander and Nillson are collectively referenced to as the "Sellers"), Claude Imbleau ("Imbleau"), Tommy Hessler ("Hessler"), Rose Lynn Imbleau ("R. Imbleau") and certain affiliates of C. Imbleau and R. Imbleau (C. Imbleau, Hessler, R. Imbleau and affiliates are collectively referred to as the "Buyers").

         I.       Escrow of Share Certificates.
                  ----------------------------

There shall be delivered to you on the signing date of the Purchase Agreement share certificates evidencing all of the respective issued and outstanding shares of NDC Automation, Inc., a Delaware corporation (the "Company") owned by the Sellers either endorsed for transfer or with duly executed stock powers attached (the "NDC Shares"). The parties hereto agree that the Escrow Agent shall accept delivery of the NDC Shares and hold same in accordance herewith. Following delivery of the NDC Shares to the Buyers as provided below, the Buyers may without the requirement of notice or other conditions immediately exercise all rights of ownership of such NDC Shares.

                  At such time as the pre-closing conditions set forth in the Purchase Agreement are satisfied and the stock purchase closing funds are disbursed in accordance therewith, you shall immediately deliver the NDC Shares to the Buyers; provided, however, that in the event such purchase funds are not disbursed in accordance with the terms of the Purchase Agreement by the

Shumaker, Loop & Kendrick, LLP
May 1, 2001
Page 2

close of business on May 22, 2001, the Escrow Agent shall (unless otherwise instructed in a joint writing executed by the Sellers and Buyers) return the NDC Shares to the Sellers.

                  Notwithstanding anything else herein contained, the Escrow Agent may, at any time at its sole option, elect to commence an interpleader action and deposit the NDC Shares with any court of competent jurisdiction whereupon the Escrow Agent shall be relieved of any further obligations pursuant hereto.

         II.      Other Matters.
                  -------------

                  You shall have no duties or obligations except as set forth in this Escrow Agreement, and you shall not be required to take any action or actions other than in accordance with the terms hereof.

                  Each of the parties named in the first paragraph hereof hereby joint and severally agrees to indemnify and hold you harmless from and against the full amount of any and all claims, costs, damages, judgments, fees, expenses, obligations, taxes, assessments, liabilities, actions, suits, or charges, including reasonable attorneys' fees and expenses, made against you or incurred by you by reason of any act or omission to act by you as Escrow Agent hereunder or in connection with any of the transactions referred to herein or contemplated hereby or your holding of the NDC Shares hereunder or your filing of any interpleader action and against any loss you may sustain in carrying out the terms of this Escrow Agreement, other than as a result of your gross negligence or willful misconduct.

                  Each of the parties hereof understands that the Escrow Agent is counsel to the Company and hereby consents to the firm acting in the capacity as Escrow Agent.

                  The terms of this Escrow Agreement may not be changed without the written consent of the Escrow Agent, Sellers and Buyers.

         Please acknowledge your agreement to the foregoing terms and provisions by executing this Escrow Agreement in the spaces provided below.


                                  NETZLER & DAHLGREN CO., AB


                                  By:  /s/ Goran Netzler  /s/ Jan Juntander
                                     -----------------------------------------
                                       Title: President   Sr. Vice president


                                       /s/ Anders Dahlgren
                                     ----------------------------------------
                                       Anders Dahlgren

Shumaker, Loop & Kendrick, LLP
May 1, 2001
Page 3

                                       /s/ Jan Jutander
                                     ----------------------------------------
                                       Jan Jutander


                                       /s/  Arne Nillson
                                     ----------------------------------------
                                       Arne Nillson


                                       /s/ Claude Imbleau
                                     ----------------------------------------
                                       Claude Imbleau


                                       /s/ TommyHessler
                                     ----------------------------------------
                                       Tommy Hessler


                                       /s/ Rose Lynn Imbleau
                                     ----------------------------------------
                                       Rose Lynn Imbleau (on behalf of herself
                                       and the Uniform Gift To Minors accounts
                                       established for Austin Imbleau and
                                       Spencer Imbleau)


Accepted this 22 day of May, 2001


Shumaker, Loop & Kendrick, LLP


By:  /Philip Chubb
    -----------------------------
     Philip S. Chubb

EXHIBIT "B"
                            STOCK PURCHASE AGREEMENT


                  This Stock Purchase Agreement (the "Agreement") is made and entered into as of this 22 day of May, 2001 by and among Netzler & Dahlgren Co. AB, a Swedish corporation ("Netzler & Dahlgren), Anders Dahlgren, Jan Jutander, and Arne Nillson, all of whom are citizens of Sweden (the "Individual Sellers") (Netzler & Dahlgren and the Individual Sellers hereinafter collectively being referred to as the "Sellers"), Claude Imbleau, Thomas Hessler, and the other parties identified on the signature page hereof as purchasers (Claude Imbleau, Thomas Hessler and the other purchasers hereinafter being referred to as the "Purchasers").

                  WHEREAS, Netzler & Dahlgren owns 550,000 shares of common stock of NDC Automation, Inc., a Delaware corporation ("NDCA"), which represents approximately 15.3 % of the outstanding common stock of NDCA (the "Netzler & Dahlgren Share Interest");

                  WHEREAS, the Individual Shareholders each own 200,640 shares of common stock of NDCA, for a collective ownership of 601,920 shares of common stock of NDCA owned by the Individual Sellers (the "Individual Sellers' Share Interest"), which represents approximately 16.8 % of the outstanding common stock of NDCA;

                  WHEREAS, Netzler & Dahlgren desires to sell the Netzler & Dahlgren Share Interest to the Purchasers at a price $.15 per share, and the Purchasers desire to purchase such shares at such price; and

                  WHEREAS, the Individual Shareholders desire to sell the Individual Sellers' Share Interest to the Purchasers at a price of $.10 per share, and the Purchasers desire to purchase such shares at such price;

                  NOW, THEREFORE, in consideration of the premises, the mutual promises set forth herein and other good and valuable consideration, the parties hereby agree as follows:

                  1. PURCHASE AND SALE OF SHARES.
                     ---------------------------

                  By their execution hereof, the Sellers hereby agree to sell, assign, and transfer to the Purchasers, and the Purchasers hereby agree to purchase and acquire from the Sellers, the Netzler & Dahlgren Share Interest at a purchase price of $.15 per share and the Individual Sellers' Share Interest at a purchase price of $.10 per share, in such proportion between the Purchasers as set forth on Exhibit A hereto. Such purchase shall be effective as of the date of payment by each of the Purchasers as set forth in Section 2 hereof. The Sellers shall promptly deliver all certificates for the Netzler & Dahlgren Share Interest and the Individual Sellers' Share Interest (such shares hereinafter collectively being referred to as the "Purchased Shares") to the law firm of Shumaker, Loop & Kendrick, LLP, 128 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, for such firm to hold as escrow agent pursuant to the terms and conditions of the form of Escrow Agreement attached hereto as Exhibit B until completion of payment by each Purchaser with respect to the shares being purchased by such Purchaser. The share certificates delivered by the Sellers shall either be endorsed for transfer or accompanied by appropriate executed forms of stock powers. Sellers agree to execute such other documents as reasonably requested by the Purchasers so as to transfer full unencumbered legal ownership of the Purchased Shares to the Purchasers pursuant to the terms and conditions hereof.

                  2. PAYMENT FOR THE PURCHASED SHARES.
                     --------------------------------

                  The Purchasers each agree to make such payments to the Sellers for the Purchased Shares as set forth for each Purchaser on Exhibit A hereto, with such payments to be made on or before June 1, 2001. Such payment obligations of the Purchasers are the separate individual obligations of the respective Purchasers and are not joint obligations of each Purchaser. In order to secure such payment obligation of the Purchasers, the certificates for the Purchased Shares shall be held in escrow as provided in Section 1 hereof. Purchasers hereby agree that the Sellers shall have a security interest in the Purchased Shares of each Purchaser to secure the separate payment obligation of each such Purchaser.

                  3. REPRESENTATIONS AND WARRANTIES OF THE SELLERS.
                     ---------------------------------------------

                  The Sellers each represent and warrant, jointly and severally, to the Purchasers and covenant and agree with the Purchasers as follows:

                  3.1 Ownership of Shares. Each Seller owns and holds, beneficially and of record, the entire right, title and interest in and to the shares identified on Exhibit A hereto as being sold by such Seller, in each case free and clear of any claim, suit, proceeding, call, commitment, voting trust, proxy, restriction on transfer, limitation, security interest, pledge or lien or encumbrance of any kind or nature whatsoever.

                  3.2 Authorization; Valid and Binding Obligation. Each Seller has the authority to execute and deliver this Agreement and to perform its or his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Seller and constitutes the valid and legally binding obligation of each Seller enforceable against it or him in accordance with its terms.

                  3.3 Consents and Approvals. There are no authorizations, consents, approvals or notices required to be obtained or given by the Sellers or waiting periods required to expire in order that this Agreement and the transactions provided for herein may be consummated by the Sellers.

                  3.4. Absence of Broker or Finder. No person is acting or has acted for the Sellers as broker or finder in connection with the transaction contemplated hereby.

                  3.5 Voting, Dividends and Other Rights as Shareholders. The Sellers agree that the Purchasers shall have full beneficial ownership of the Purchased Shares while the Purchased Shares are being held in escrow pursuant to the terms and conditions of the Escrow Agreement attached hereto as Exhibit B. Pending a distribution of the Purchased Shares by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement, the Sellers agree to vote their respective Purchased Shares and to execute any written consents with respect to the

Purchased Shares only as requested by the Purchasers in writing and to deliver any dividends or distributions on the Purchased Shares to the Escrow Agent for the Escrow Agent to hold along with the Purchased Shares pursuant to the terms and conditions of the Escrow Agreement.

                  4. REPRESENTATIONS AND WARRANTIES OF PURCHASERS.
                     --------------------------------------------

                  The Purchasers each represent and warrant to the Sellers and covenant and agree with the Sellers as follows:

                  4.1 Authorization; Valid and Binding Obligation. This Agreement has been duly executed and delivered by the Purchasers and constitutes the legal, valid and binding obligation of each Purchaser enforceable against them in accordance with its terms.

                  4.2  Investment and Financial Capacity.

                  (a) The Purchasers acknowledge that no registration statement relating to the Purchased Shares has been or shall be filed with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, or the securities laws of any state. The Purchasers acknowledge that the certificates for the Purchased Shares will be marked with a legend to the effect that the shares have not been registered under applicable securities laws and may not be sold, transferred, pledged or hypothecated unless the registration provisions of said laws have been complied with or unless NDCA has received an opinion of counsel reasonably satisfactory to it that such registration is not required.

                  (b) The Purchased Shares will be acquired solely by and for the account of the Purchasers for investment purposes only and are not being purchased for subdivision, resale, or distribution. The Purchasers have no contract, undertaking, agreement, or arrangement with any person to sell, transfer, or pledge the Purchased Shares to such person or anyone else and the Purchasers have no present plans or intentions to enter into any such contract, undertaking or arrangement.

                  (c) The Purchasers are represented in this purchase transaction by Claude Imbleau, President and Chief Executive Officer of NDCA, and by Thomas Hessler, Executive Vice President, Officer of NDCA. The Purchasers, either directly or though such representatives, are knowledgeable as to the business and affairs of NDCA and the risks and uncertainties of an investment in the Purchased Shares. The Purchasers, either directly or through their representatives, have such knowledge and experience in financial and business matters in general and in investments in the nature of the Purchased Shares to fairly evaluate the merits and risks of an investment in NDCA. The Purchasers' financial condition is such that they have no need for liquidity with respect to their investment in NDCA and are able to bear the economic risk of their investment in NDCA for an indefinite period of time, including the risk of loss of all of such investment.

                  4.3 Consents and Approvals. There are no authorizations, consents, approvals or notices required to be obtained or given by the Purchasers or waiting periods required to expire in order that this Agreement and the transactions provided for herein may be consummated by the Purchasers.

                  4.4 Absence of Broker or Finder. No person is acting or has acted for the Purchasers as broker or finder in connection with the transactions contemplated hereby.

                  5. CONDITIONS TO OBLIGATIONS OF PURCHASERS.
                     ---------------------------------------

                  The obligations of each of the Purchasers under this Agreement are subject to the satisfaction of the following conditions, or the written waiver thereof by all of the Purchasers, on or before June 1, 2001. In the event that any of the following conditions have neither been satisfied nor waived by the Purchasers by the close of business of June 1, 2001, this Agreement shall terminate as of such date.

                  5.1 Availability of Financing. The purchase obligation of each Purchaser hereunder is subject to the condition that financing is available for such purchase on terms satisfactory to the respective Purchasers in the exercise of their reasonable judgment. The Purchasers agree to use their best efforts to obtain such financing as is necessary to complete their respective purchase transactions hereunder on terms satisfactory to them.

                  5.2 Approval of Transaction by NDCA. The obligations of the Purchasers hereunder are subject to the condition that the Board of Directors of NDCA shall have approved the acquisition of the Purchased Shares by the Purchasers on the terms set forth herein. The Purchasers agree to use their best efforts to obtain such approval by the Board of Directors of NDCA.

                  5.3 Participation by All Purchasers. The purchase obligation of each Purchaser hereunder is subject to the condition that, simultaneous with the closing of the purchase transaction by such Purchaser, all of the other Purchasers shall also be closing on their respective acquisitions of the Purchased Shares as described on Exhibit A hereto.

                  6. FURTHER ASSURANCES.
                     ------------------

                  Each party shall, upon request of any of the other parties hereto, at any time and from time to time execute, acknowledge, deliver and perform all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and instruments of further assurances as may reasonably be necessary or appropriate to carry out the provisions and intent of this Agreement.

                  7. MISCELLANEOUS.
                     -------------

                  7.1 Governing Law. This Agreement shall be governed by the laws of the Sate of North Carolina without regard to its conflicts of laws provisions.

                  7.2 Counterparts/Use of Facsimiles. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement. The reproduction of signatures by means of telecopying device shall be treated as through such reproductions are executed originals and each party hereto covenants and agrees to provide the other parties with a copy of this Agreement bearing original signatures within five days following transmittal by facsimile.

                  7.3 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto respecting its subject matter and supersedes all negotiations, preliminary agreements and prior or contemporaneous discussions and understandings of the parties hereto in connection with the subject matter hereof. This Agreement may be amended, modified, or supplemented only by a writing signed by the party to be bound by any additional obligation under the amendment, modification or supplement or to be affected thereby.

                  7.4 No Waiver of Rights. Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence of any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

                  7.5 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

                  7.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrations, successors and assigns of the parties hereto.

                  [Remainder of Page Intentionally Left Blank]

                  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

SELLERS                                 PURCHASERS

NETZLER & DAHLGREN CO., AB              /s/ Tommy Hessler
                                        ---------------------------------------
                                        Thomas Hessler
By: /s/ Goran Netzler
    ---------------------------------   /s/ Claude Imbleau
                                        ---------------------------------------
Title: President                        Claude Imbleau
       ------------------------------

Print Name: Goran Netzler               /s/ Rose Lynn Imbleau
            -------------------------   ---------------------------------------
                                        Rose Lynn Imbleau

/s/ Anders Dahlgren                     /s/ Rose Lynn Imbleau
-------------------------------------   ---------------------------------------
Anders Dahlgren                         Austin Imbleau, a minor, by
                                        Rose Lynn Imbleau, custodian under the
                                        North Carolina Uniform Transfers to
                                        Minors Act

/s/ Jan Jutander                        /s/ Rose Lynn Imbleau
-------------------------------------   ---------------------------------------
Jan Jutander                            Spencer Imbleau, a minor, by
                                        Rose Lynn Imbleau, custodian under the
                                        North Carolina Uniform Transfers to
                                        Minors Act

/s/ Arne Nillson                        Legg Mason Wood Walker
-------------------------------------   Custodian FBO
Arne Nillson                            Claude Imbleau individual IRA account

                                        By:     /s/ Claude Imbleau
                                           ------------------------------------
                                        Title or
                                        Authority:  Trustee
                                                  -----------------------------

                                        Print Name: Claude Imbleau
                                                   ----------------------------

                                        Legg Mason Wood Walker
                                        Custodian FBO
                                        Rose Lynn Imbleau individual IRA account

                                        By: /s/ Rose Lynn Imbleau
                                            -----------------------------------
                                        Title or
                                        Authority: Trustee
                                                  -----------------------------

                                        Print Name:  Rose Lynn Imbleau
                                                   ----------------------------

                                    EXHIBIT A

  1. Thomas Hessler is purchasing 50% of the shares being sold by Netzler & Dahlgren and 50% of the shares being sold by each Individual Seller.
  2.  The remainder of the Purchased Shares will be purchased as follows:

                      Total
                    available
       Company        shares           50%    Price        Total                 Acquirer             $ Amount       # of shares
----------------------------------------------------------------------------------------------------------------------------------
 NDCab                550,000      275,000      $ 0.15   $ 41,250.000            Claude IRA             $ 11,250.00        75,000
                                                                                 Rose Lynn IRA          $ 11,250.00        75,000
                                                                                 Claude Imbleau          $ 4,875.00        32,500
                                                                                 Rose Lynn Imbleau       $ 4,875.00        32,500
                                                                                 Austin Imbleau          $ 4,500.00        30,000
                                                                                 Spencer Imbleau         $ 4,500.00        30,000
                                                                                                     -----------------------------
                                                                                                        $ 41,250.00       275,000
                                                                                                     =============================

     Individuals                       50%    Price        Total                 Acquirer             $ Amount       # of shares
----------------------------------------------------------------------------------------------------------------------------------
   Anders Dahlgren    200,640      100,320      $ 0.10   $ 10,032.00             Claude Imbleau         $ 15,048.00       150,480
    Jan Jutander      200,640      100,320      $ 0.10   $ 10,032.00             Rose Lynn Imbleau      $ 15,048.00       150,480
    Arne Nillson      200,640      100,320      $ 0.10   $ 10,032.00                                 -----------------------------
                                 ----------            --------------                                   $ 30,096.00       300,960
                                   300,960               $ 30,096.00                                 =============================
                                 ==========            ==============

                                 ------------------------------------                                -----------------------------
                    Grand total    575,960     $ 0.124   $ 71,346.00             Grand Total            $ 71,346.00       575,960
                                 ====================================                                =============================